Execution Version

AGENCY AGREEMENT

February 9, 2023

Vizsla Silver Corp.
Suite 700, 1090 West Georgia Street
Vancouver, British Columbia V6E 3V7

Dear Sirs/Mesdames:

In furtherance of letter agreements dated January 26, 2023 and January 27, 2023 (together, the "Letter Agreement") between PI Financial Corp. ("PI Financial") and Vizsla Silver Corp. (the "Company"), PI Financial, along with Canaccord Genuity Corp., Raymond James Ltd., Stifel Nicolaus Canada Inc., Roth Canada Inc. and Alliance Global Partners (collectively, the "Agents"), understand that the Company proposes to sell, on a commercially reasonable efforts private placement basis, up to 23,727,000 common shares of the Company (the "Common Shares") for a price of C$1.65 per Common Share (the "Offering Price").

The Company hereby grants to the Agents an option (the "Agents' Option") to sell, at the Agents' election, Shares in an amount of up to an additional 15% of the aggregate number of Common Shares sold (the "Option Shares") at the Offering Price exercisable, in whole or in part, at the Agents' discretion and with notice by PI Financial to the Company at any time prior to the Closing Date (as defined below). In the event and to the extent that the Agents exercise the Agents' Option, subject to the terms and conditions hereof, the Company hereby agrees to issue and sell such number of Option Shares at the Offering Price.

The offered Common Shares and together with the Option Shares, are collectively referred to as the "Offering Shares", and the offering of the Offering Shares by the Company is referred to herein as the "Offering".

Based on the foregoing and subject to the terms and conditions set out below, the Agents hereby agree to act as the Company's exclusive agents, on a commercially reasonable efforts basis, to offer the Common Shares for sale on the Company's behalf, and the Company hereby agrees to issue and sell to the Purchasers at the Closing Time the Common Shares at the Offering Price all as contemplated in this Agreement.

TERMS AND CONDITIONS

1. Definitions. As used in this Agreement, unless the context otherwise requires:

(a) "affiliate", "distribution" and "insider" have the respective meanings ascribed to them in the Securities Act (British Columbia);

(b) "Agents" means PI Financial, Canaccord Genuity Corp., Raymond James Ltd., Stifel Nicolaus Canada Inc., Roth Canada Inc. and Alliance Global Partners collectively, and "Agent" means any of them;

(c) "Agents' Commission" has the meaning ascribed thereto in Section 4 of this Agreement;

(d) "Agents' Counsel" means Borden Ladner Gervais LLP;

(e) "Agents' Option" means the option of the Agents to offer and sell Option Shares upon notice by PI Financial to the Company at any time prior to the Closing Date;

(f) "Business Day(s)" means any day except Saturday or Sunday or any statutory holiday in the Province of British Columbia;

(g) "Canam" means Canam Alpine Ventures Ltd., a wholly-owned subsidiary of the Company;

(h) "Canam Royalties" means Canam Royalties Mexico, S.A. de C.V.;

(i) "Claim" has the meaning ascribed thereto in Section 9.1 of this Agreement;

(j) "Closing" means the completion of the issue and sale by the Company and the purchase by the Purchasers of the Offering Shares pursuant to this Agreement and the Subscription Agreements;

(k) "Closing Date" means February 9, 2023 or such other dates as the Company and the Agents may agree pursuant to this Agreement;

(l) "Closing Time" means 7:00 a.m. (Vancouver time) on the applicable Closing Date or such other time as the Company and the Agents may agree pursuant to this Agreement;

(m) "Common Shares" means the up to 23,727,000 Common Shares being offered hereunder;

(n) "Company" means Vizsla Silver Corp.;

(o) "Compensation Option Certificates" means the certificates representing the Compensation Options;

(p) "Compensation Option Shares" means the Common Shares underlying the Compensation Options;

(q) "Compensation Options" means the compensation options of the Company, with each Compensation Option entitling the holder, on exercise, for a term of two years from the applicable Closing Date, to purchase one Compensation Option Share at a price of C$1.65, subject to adjustment in certain events;

(r) "Debt Instrument" means any note, loan, bond, debenture, indenture, promissory note or other instrument evidencing indebtedness (demand or otherwise) for borrowed money or other liability, to which the Company or any of its subsidiaries is a party or by which any of their property or assets are bound;

(s) "Environmental Laws" means all applicable international, federal, provincial, state, municipal and local treaties, conventions, laws, statutes, ordinances, by-laws, codes, regulations, and all policies, guidelines, standards, orders, directives and decisions rendered or promulgated by any ministry, department or administrative or regulatory agency or body whatsoever (including international organizations formed by or participated in by any national, provincial or state government or representatives thereof) relating to mining;

(t) "Financial Statements" means the audited annual financial statements of the Company as at and for the year ended April 30, 2022 and any subsequently filed financial statements, and any amendments thereto;

(u) "Government Official" means any (i) official, officer, employee or representative of, or any person acting in an official capacity for or on behalf of, any Governmental Entity, (ii) salaried political party official, elected member of political office or candidate for political office, or (iii) company, business, enterprise or other entity owned or controlled by any person described in the foregoing clauses;

(v) "Governmental Entity" means any (i) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign having jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them, (ii) subdivision, agent, commission, board or authority of any of the foregoing, or (iii) quasi-governmental, self-regulatory organization or private body exercising any regulatory, expropriation or taxing authority under, or for the account of, any of the foregoing, and includes the Securities Commissions;

(w) "Indemnified Parties" has the meaning ascribed thereto in Section 9.1 of this Agreement;

(x) "Leased Premises" means the premises which are material to the Company or any Subsidiary and which the Company or any Subsidiary occupies or proposes to occupy as a tenant, sub-tenant or occupant;

(y) "Letter Agreement" means the letter agreements dated January 26, 2023 and January 27, 2023 between PI Financial and the Company;

(z) "material" means material in relation to the Company and the Subsidiaries, taken as a whole;

(aa) "material adverse effect" means a material adverse effect on the business, operation, assets, liabilities, ownership, management, securities, capital, prospects or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole;

(bb) "Material Agreement" means (i) any contract, commitment, agreement (written or oral), instrument, lease or other document, and any other option agreement or licence agreement, to which the Company or a Subsidiary is a party or otherwise bound and which is material to the Company or any Subsidiary, and (ii) any Debt Instrument, any agreement, contract or commitment to create, assume or issue any Debt Instrument, and any other outstanding loans to the Company or any Subsidiary from, or any loans by the Company or any Subsidiary to or a guarantee by the Company or any Subsidiary of the obligations of, any other person;

(cc) "material change" means any change in the business, operations, conditions, assets, liabilities, ownership or capital of the Company and the Subsidiaries (except the transactions contemplated herein) that would reasonably be expected to have a significant effect on the market price or value of the Common Shares and includes a decision to implement such a change made by the board of directors of the Company or by senior management of the Company who believe that confirmation of the decision by the board of directors is probable;

(dd) "material fact" means any fact that significantly affects or would reasonably be expected to have a significant effect on the market price or value of the Offering Shares;

(ee) "Mexican Subsidiaries" means, collectively, Canam Royalties, Minera Canam, and Operaciones Canam;

(ff) "Minera Canam" means Minera Canam, S.A. de C.V.;

(gg) "misrepresentation" means, with respect to circumstances in which the Securities Laws are applicable, a misrepresentation as defined under the Securities Act (British Columbia);

(hh) "NI 43-101" means National Instrument 43-101 Standards of Disclosure for Mineral Projects;

(ii) "NI 45-102" means National Instrument 45-102 Resale of Securities;

(jj) "NYSE" means the NYSE American LLC;

(kk) "Offering" means the private placement sale of the Offering Shares by the Company;

(ll) "Offering Jurisdictions" means all the provinces of Canada other than Quebec as well as the United States and such other jurisdictions as the Company and the Agents may agree;

(mm) "Offering Price" means C$1.65 per Common Share, as applicable;

(nn) "Offering Shares" means, collectively, the Common Shares, the Option Shares, and the Compensation Option Shares assuming the Agents' Option is exercised in full and all Compensation Options are exercised;

(oo) "Operaciones Canam" means Operaciones Canam Alpine, S.A. de C.V.;

(pp) "Option Shares" means the Common Shares issuable pursuant to the exercise of the Agents' Option;

(qq) "Panuco Property" means the mineral property known as the "Panuco Silver-Gold Project" located in the Panuco-Copala mining district in the municipality of Concordia in southern Sinaloa state in western Mexico, which interest in such property the Company holds indirectly through Canam, and comprises 113 approved mining concessions in 19 blocks and covering a total area of 9613.403 hectares and one application for one mineral concession submitted by Rio Panuco covering 688.149 hectares. The mineral concessions are held 100% by Minera Canam;

(rr) "Panuco Technical Report" means the technical report titled "National Instrument 43-101 Technical Report for the Panuco Project Mineral Resource Estimate Concordia, Sinaloa, Mexico" with an effective date of March 1, 2022 and prepared by Tim Maunula and Kevin Murray;

(ss) "Permit" means any regulatory approval, licence, permit, approval, consent, certificate, registration, filing or other authorization of or issued by any Governmental Entity under applicable laws, including Environmental Laws;

(tt) "PI Financial" means PI Financial Corp.;

(uu) "Public Record" means any investor presentations used by the Company and the information circulars, material change reports, financial statements, management's discussion and analysis, press releases, business acquisition reports, technical reports and other continuous disclosure documents filed on the Company's website or on SEDAR during the 12 months preceding the date hereof;

(vv) "Purchaser" means a purchaser of Offering Shares and "Purchasers" means all of the purchasers of the Offering Shares;

(ww) "SEC" means the United States Securities and Exchange Commission.

(xx) "Securities Commissions" means, collectively, the securities commissions or regulatory authorities of the Offering Jurisdictions including but not limited to the SEC;

(yy) "Securities Laws" means, collectively, the applicable securities laws of the Offering Jurisdictions and the respective regulations and rules made and forms prescribed thereunder together with all applicable published policy statements, instruments, blanket orders, rulings and notices of the Securities Commissions;

(zz) "Shares" means common shares without par value in the capital of the Company;

(aaa) "Spin-Out Properties" means, collectively, the  Blueberry  Project  and  the  Carruthers Pass Property, each as defined in the arrangement agreement between the Company and Vizsla Copper Corp. dated April 19, 2021;

(bbb) "Stock Exchanges" means the TSXV and NYSE;

(ccc) "Subscription Agreements" means the subscription agreements to be entered into between the Company and each Purchaser;

(ddd) "Subsidiaries" means, collectively, Canam, Vizsla Royalty Corp. and the Mexican Subsidiaries, being the Company's only direct or indirect subsidiaries, and "Subsidiary" means any one of them;

(eee) "Tax Act" means the Income Tax Act (Canada);

(fff) "TSXV" means the TSX Venture Exchange;

(ggg) "United States" means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(hhh) "U.S. Person" means a "U.S. Person" as defined in Rule 902(k) of Regulations S under the U.S. Securities Act; and

(iii) "U.S. Securities Act" means the United States Securities Act of 1933, as amended.

2. Interpretation. For the purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a) "this Agreement" means this Agency Agreement;

(b) any reference in this Agreement to a designated "Section", "Subsection", "Paragraph" or other subdivision refers to the designated section, subsection, paragraph or other subdivision of this Agreement;

(c) the words "herein" and "hereunder" and other words of similar import refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement;

(d) the word "including", when following any general statement, term or matter, is not to be construed to limit such general statement, term or matter to the specific items or matters set forth immediately following such word or to similar items or matters, whether or not non-limiting language (such as "without limitation" or "but not limited to" or words of similar import) is used with reference thereto but rather refers to all other items or matters that could reasonably fall within the broadest possible scope of such general statement, term or matter;

(e) any reference to a statute includes and, unless otherwise specified herein, is a reference to such statute and to the regulations made pursuant thereto, with all amendments made thereto and in force from time to time, and to any statute or regulations that may be passed which have the effect of supplementing or superseding such statute or such regulation;

(f) any reference to "party" or "parties" means the Company, the Agents, or both, as the context requires;

(g) the headings in this Agreement are for convenience of reference only and do not affect the interpretation of this Agreement; and

(h) words importing the masculine gender include the feminine or neutral gender and words in the singular include the plural, and vice versa.

3. Appointment of Agents. Subject to the terms and conditions of this Agreement, the Company appoints the Agents, and the Agents agree to act, as the exclusive agents of the Company, to offer the Offering Shares for sale on a private placement basis in the Offering Jurisdictions and to use their commercially reasonable efforts to solicit and procure Purchasers for the Offering Shares on behalf of the Company in accordance with this Agreement. The Offering Shares will be sold by way of, as applicable (i) private placement under the applicable exemptions in the relevant provinces of Canada, (ii) in the United States pursuant to the exemption from registration under the U.S. Securities Act provided by Section 4(a)(2) thereof and Rule 506 of Regulation D thereunder in compliance with Schedule "A" hereto, which is incorporated into and forms part of this Agreement, and (iii) in or to such other jurisdictions (in accordance with local laws) as may be agreed to by the Company and the Agents. The Company shall issue and sell the Offering Shares at the Closing Time, in accordance with and subject to the provisions of this Agreement and the Subscription Agreements. It is understood and agreed by the parties that the Agents shall act as agent only and at no time shall the Agents have any obligation whatsoever to purchase Offering Shares as principal.

4. Agents' Commission.

4.1 In consideration of the Agents' agreement to find and introduce potential Purchasers and otherwise assist in the distribution of the Offering Shares in accordance with this Agreement, the Company agrees to pay to the Agents an aggregate cash commission (the "Agents' Commission") in an amount equal to 6.0% of the gross proceeds of the Offering. In addition, the Company agrees to pay the Agents' expenses in accordance with Section 12.

4.2 In addition, the Company will issue on the applicable Closing Date to the Agents compensation options (the "Compensation Options") entitling the Agents to purchase, at a price of C$1.65 per Share (a "Compensation Option Share"), that number of Compensation Option Shares equal to 6.0% of the aggregate number of Offering Shares issued by the Company under the Offering (including upon exercise of the Agents' Option) for a term of two years from the applicable Closing Date. The terms of the Compensation Options will be as set out in the Compensation Option Certificates.

5. Offering Procedures.

5.1 Each Purchaser will purchase Offering Shares and the Company will issue and sell the Offering Shares pursuant to exemptions from applicable prospectus and registration requirements under the laws of the jurisdiction of residence of the Purchaser or such other jurisdiction as may be applicable to the Purchaser and the Company. Each Purchaser will enter into a Subscription Agreement with the Company. The Agents will notify the Company with respect to the identities of Purchasers in sufficient time to allow the Company to comply with all applicable regulatory requirements and all requirements under the Securities Laws to be complied with by the Company as a result of the offering and sale of the Offering Shares to such Purchasers on a private placement basis in such Offering Jurisdictions.

5.2 The Company will file or cause to be filed all documents required to be filed by the Company in connection with the purchase and sale of the Offering Shares so that the distribution of the Offering Shares may lawfully occur without the necessity of filing a prospectus, offering memorandum or similar disclosure document in Canada or the United States.

5.3 While in distribution under the Offering, the Company will promptly inform the Agents of the full particulars of any material change (actual, anticipated or threatened), financial or otherwise, of the Company, the Subsidiaries or their assets, provided that the Company will also in good faith discuss with the Agents any change in circumstance (actual, proposed or prospective) which is of such a nature that there is reasonable doubt whether notice need be given to the Agents pursuant to this section.

5.4 Each of the Company and the Agents acknowledge that none of the Offering Shares have been or will be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold in the United States or to U.S. Persons except pursuant to exemptions from the registration requirements of the U.S. Securities Act and applicable state securities laws.

6. Representations and Warranties of the Company.

6.1 Each certificate required to be provided in accordance with the terms of this Agreement, signed by any officer of the Company and delivered to the Agents, will constitute a representation and warranty by the Company to the Agents as to the matters covered by the certificate.

6.2 The Company represents and warrants to each of the Agents (and the Purchasers), and acknowledges that the Agents are relying upon such representations and warranties in connection with their execution and delivery of this Agreement, that:

General Matters

(a) Good Standing of the Company. The Company (i) has been duly incorporated and is in good standing under the Business Corporations Act (British Columbia) and (ii) has all requisite corporate power and capacity to carry on its business as now conducted and to own, lease and operate its properties and assets.

(b) Corporate Power. The Company has full corporate power and capacity to undertake the Offering of, and to issue, the Offering Shares and at the Closing Time, (i) the Common Shares will have been duly and validly issued as fully paid and non-assessable Shares, (ii) the Compensation Options will have been duly and validly created; (iii) the Compensation Option Shares will have been duly and validly authorized, allotted and reserved for issuance; and (iv) if the Agents' Option is exercised and full consideration therefore is paid, the Option Shares will have been duly and validly issued as fully paid and non-assessable Shares.

(c) Subsidiaries.

(i) The Company does not have any subsidiaries other than the Subsidiaries. The Company directly or indirectly holds all of the issued and outstanding shares of the Subsidiaries (other than one common share in each of the Mexican Subsidiaries), and all such shares are legally and beneficially owned by the Company, free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever. All of such outstanding shares of the Subsidiaries have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares and, no person has any right, agreement or option for the purchase from the Company of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of the Subsidiaries, or any other security convertible into or exchangeable for any such shares. Each of the Subsidiaries is duly incorporated, validly existing and in good standing under the relevant corporate statute of their jurisdiction of incorporation and has all requisite corporate power and capacity to own, lease and operate, as applicable, its properties and assets and conduct its business as currently conducted; and

(ii) Operaciones Canam is not a material subsidiary of the Company as it does not hold any material assets.

(d) Carrying on Business. The Company and each of the Subsidiaries is, in all material respects, conducting its business in compliance with all applicable laws, rules and regulations (including all applicable federal, provincial, state, territorial, municipal, and local environmental anti-pollution and licensing laws, regulations and other lawful requirements of any governmental or regulatory body, including but not limited to relevant exploration, concessions and permits) of each jurisdiction in which its business is carried on and is licensed, registered or qualified in all jurisdictions in which it owns, leases or operates its properties or assets or carries on business to enable its business to be carried on as now conducted and as proposed to be conducted and its properties and assets to be owned, leased and operated and all such licences, registrations and qualifications are valid, subsisting and in good standing and it has not received a notice of non-compliance, nor knows of, nor has reasonable grounds to know of, any facts that could give rise to a notice of non-compliance with any such laws, regulations, requirements, licences, registrations or qualifications.

(e) No Proceedings for Dissolution. No acts or proceedings have been taken, instituted or are pending or, to the knowledge of the Company, are threatened for the dissolution, liquidation or winding-up of the Company or any of the Subsidiaries.

(f) Freedom to Compete. Neither the Company nor any of the Subsidiaries is a party to or bound or affected by any commitment, agreement or document containing any covenant which expressly limits the freedom of the Company or any of the Subsidiaries to compete in any line of business, transfer or move any of its assets or operations or which would have a material adverse effect.

(g) Share Capital of the Company. The authorized capital of the Company consists of an unlimited number of Common Shares of which, as of the close of business on February 9, 2023, 180,456,149 Common Shares were outstanding as fully paid and non-assessable common shares in the capital of the Company.

(h) Absence of Rights. Other than 27,127,772 Shares which are reserved for issuance upon conversion of outstanding convertible securities, there are no outstanding rights to acquire, or securities convertible into Shares as at the date hereof, and upon their issue, the Offering Shares will not be subject to any pre-emptive right or other similar contractual right to acquire such Offering Shares granted by the Company or to which the Company is subject;

(i) Common Shares are Listed. The issued and outstanding Common Shares are listed and posted for trading on the Stock Exchanges and no order ceasing or suspending trading in the Common Shares or any other securities of the Company or prohibiting the sale or issuance of the Offering Shares has been issued and to the knowledge of the Company, no proceedings for such purpose have been threatened or are pending.

(j) Conditional Acceptance. The TSXV has conditionally accepted the listing of the Offering Shares, subject to completion of the steps to be taken and the filing of the documents set out in the conditional acceptance letter from the TSXV in respect of the Offering and the Company does not require any additional regulatory consents in connection with the Offering. The Company will also cause the Offering Shares to be listed on the NYSE.

(k) Stock Exchange Compliance. The Company has not taken any action which would be reasonably expected to result in the delisting or suspension of the Common Shares on or from the Stock Exchanges and the Company is in material compliance with the rules and policies of the Stock Exchanges.

(l) Hold Period. As at the Closing Date, assuming the accuracy of the representations and warranties of the Purchasers in the Subscription Agreements, the Offering Shares will be subject to a four-month and one day hold period in accordance with NI 45-102.

(m) Reporting Issuer Status. The Company is a "reporting issuer" under the securities laws of each of the provinces and territories of Canada, not included in a list of defaulting reporting issuers maintained by the securities regulators in each of the provinces and territories of Canada, and in particular, without limiting the foregoing, the Company has at all times complied with its obligations to make timely disclosure of all material changes and material facts relating to it and there is no material change or material fact relating to the Company which has occurred and with respect to which the requisite news release has not been disseminated or material change report, as applicable, has not been filed with the securities regulators in each of the provinces and territories of Canada.

(n) No Voting Control. The Company is not a party to, nor is the Company aware of, any shareholders' agreements, pooling agreements, voting agreements or voting trusts or other similar agreements with respect to the ownership or voting of any of the securities of the Company or any Subsidiary or with respect to the nomination or appointment of any directors or officers of the Company or any Subsidiary, or pursuant to which any person may have any right or claim in connection with any existing or past equity interest in the Company or any Subsidiary. The Company has not adopted a shareholders' rights plan or any similar plan or agreement.

(o) Transfer Agent. Computershare Investor Services Inc. at its principal office in Vancouver has been duly appointed as the registrar and transfer agent of the Company in respect of the Common Shares.

(p) Corporate Actions. The issue and/or sale of the Offering Shares and the Compensation Options pursuant to the Offering, have been authorized by all necessary corporate action on the part of the Company;

(q) Valid and Binding Documents. This Agreement, the Subscription Agreements and the Compensation Option Certificates have been authorized by all necessary corporate action on the part of the Company and, upon execution and delivery thereof by the Company (and assuming due execution by and enforceability against the other parties thereto other than the Company), each such document will constitute a valid and legally binding obligation of the Company enforceable against the Company in accordance with its terms.

(r) All Consents and Approvals. All consents, approvals, permits, authorizations or filings as may be required under Securities Laws necessary for: (i) the execution and delivery of this Agreement, the Subscription Agreements, and the Compensation Option Certificates, (ii) the creation, issuance, sale and delivery, as applicable, of the Offering Shares, and (iii) the consummation of the transactions contemplated hereby and thereby, have been made or obtained, as applicable, other than post-Closing filings required to be submitted within the applicable time frame pursuant to applicable Securities Laws.

(s) Validly Issued Offering Shares. The Offering Shares have been, or prior to Closing will have been, duly and validly authorized for issuance and sale and when issued and delivered by the Company pursuant to this Agreement, against payment of the consideration set forth herein, the Offering Shares will be validly issued as fully paid and non-assessable Common Shares.

(t) Material Agreements and Debt Instruments. All of the Material Agreements and Debt Instruments of the Company and each of the Subsidiaries have been disclosed in the Public Record and each is valid, subsisting, in good standing and in full force and effect, enforceable in accordance with the terms thereof. The Company and each of the Subsidiaries has performed all obligations (including payment obligations) in a timely manner under, and are in compliance with all terms and conditions contained in each Material Agreement and Debt Instrument. The Company and each of the Subsidiaries is not in violation, breach or default nor has it received any notification from any party claiming that the Company or any of the Subsidiaries are in violation, breach or default under any Material Agreement or Debt Instrument and no other party, to the knowledge of the Company, is in breach, violation or default of any term under any Material Agreement or Debt Instrument. The Company does not expect any Material Agreements to which the Company or any Subsidiary are a party or otherwise bound or the relationship with the counterparties thereto to be terminated or adversely modified, amended or varied or adversely enforced against the Company or such Subsidiary, as applicable, other than in the ordinary course of business. The carrying out of the business of the Company and the Subsidiaries as currently conducted and as proposed to be conducted does not result in a material violation or breach of or default under any Material Agreement or Debt Instrument.

(u) Previous Corporate Transactions. Except as which may not reasonably be expected to have a material adverse effect, all previous corporate transactions completed by the Company and any of the Subsidiaries, including the acquisition of the securities, business or assets of any other person, the acquisition of options to acquire the securities, business or assets of any other person, and the issuance of securities, were completed in compliance with all applicable corporate and securities laws and all related transaction agreements and all necessary corporate, regulatory and third party approvals, consents, authorizations, registrations and filings required in connection therewith were obtained or made, as applicable, and complied with. The Company's due diligence review at the time of such previous corporate transactions being completed, including financial, legal and title due diligence and background reviews, as may have been determined appropriate by management to the Company, did not result in the discovery of any fact or circumstance which may reasonably be expected to have a material adverse effect.

(v) Absence of Breach or Default. The execution and delivery of this Agreement, the Subscription Agreements, and the Compensation Option Certificates by the Company and the performance by the Company of its obligations hereunder and thereunder and the issuance, delivery and sale of the Offering Shares do not and will not (whether after the passage of time or notice or both) result in:

(i) the breach or violation of any of the provisions of, or constitute a default under, or a conflict with or cause the acceleration of, any obligation of the Company or any of the Subsidiaries under:

(A) any indenture, contract, mortgage, note, agreement (written or oral), lease or other instrument to which the Company is a party or by which it or its properties are bound or affected;

(B) any provision of the articles, notice of articles or resolutions of the board of directors (or any committee thereof) or shareholders of the Company;

(C) any judgment, decree, order or award of any Governmental Entity having jurisdiction over the Company or any of the Subsidiaries;

(D) any licence, Permit, approval, consent or authorization issued to, held by or for the benefit of the Company or any of the Subsidiaries or necessary to the operation of their businesses as now conducted; or

(E) any applicable law or statute, or any ordinance, rule, regulation, policy, order or ruling made thereunder; or

(ii) the creation or imposition of any mortgage, lien, charge, pledge, hypothec, security interest, encumbrance, claim or other demand whatsoever on any of the property or assets of the Company or any of the Subsidiaries.

(w) No Actions or Proceedings. There are no material actions, proceedings or investigations (whether or not purportedly by or on behalf of the Company or a Subsidiary) currently outstanding, or to the knowledge of the Company, threatened or pending, against or affecting the Company or any of the Subsidiaries or any of their directors or officers at law or in equity (whether in any court, arbitration or similar tribunal) or before or by any Governmental Entity and, to the knowledge of the Company, there is no basis therefor. There are no judgments, orders or awards against the Company or any of the Subsidiaries which are unsatisfied, nor are there any consent decrees or injunctions to which the Company, the Subsidiaries or their properties or assets are subject.

(x) Financial Statements. The Financial Statements contain no misrepresentations, present fairly the financial position and condition of the Company (on a consolidated basis) as at the dates thereof and for the periods indicated and reflect all assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Company (on a consolidated basis) and the results of their operations and the changes in their financial position for the periods then ended and contain and reflect adequate provisions or allowance for all reasonably anticipated liabilities, expenses and losses of the Company (on a consolidated basis) and have been prepared in accordance with International Financial Reporting Standards, applied on a consistent basis throughout the periods involved.

(y) No Material Changes. Since April 30, 2022, except as disclosed in the Public Record:

(i) there has not been any material change in the assets, properties, affairs, prospects, liabilities, obligations (absolute, accrued, contingent or otherwise), business, condition (financial or otherwise) or results of operations of the Company or any Subsidiary, as applicable;

(ii) there has not been any material change in the issued and outstanding Common Shares or long-term debt of the Company or any Subsidiary, as applicable; and

(iii) the Company and each Subsidiary, as applicable, has carried on its business in the ordinary course.

(z) No Off-Balance Sheet Arrangements. There are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or liabilities of the Company or any Subsidiary.

(aa) Internal Accounting Controls. The Company and each Subsidiary maintains a system of internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management's general or specific authorizations, (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with International Financial Reporting Standards and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management's general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(bb) Accounting Policies. There has been no material change in accounting policies or practices of the Company or the Subsidiaries since April 30, 2022 other than as disclosed in the Financial Statements.

(cc) Purchases and Sales. Since April 30, 2022, other than as disclosed in the Public Record, neither the Company nor any Subsidiary has approved, entered into any agreement in respect of, or has any knowledge of:

(i) the purchase of any material property or any interest therein, or the sale, transfer or other disposition of any material property or any interest therein currently owned, directly or indirectly, by the Company or any Subsidiary whether by asset sale, transfer of shares, or otherwise;

(ii) the change of control (by sale or transfer of voting or equity securities or sale of all or substantially all of the assets of the Company or any Subsidiary or otherwise) of the Company or any Subsidiary; or

(iii) a proposed or planned disposition of any shareholder who owns, directly or indirectly, 10% or more of the outstanding Common Shares or of the outstanding shares of any Subsidiary.

(dd) No Loans or Non-Arm's Length Transactions. Neither the Company nor any Subsidiary has any material loans or other indebtedness outstanding which has been made to any of its shareholders, officers, directors or employees, past or present, or any person not dealing at arm's length with the Company or any Subsidiary.

(ee) Dividends. There is not, in the constating documents or in any Debt Instrument, Material Agreement or other instrument or document to which the Company or a Subsidiary is a party, any restriction upon or impediment to, the declaration of dividends by the directors of the Company or a Subsidiary, as applicable, or the payment of dividends by the Company or a Subsidiary to its respective shareholders.

(ff) Independent Auditors. The Company's auditors are independent public accountants as required by the Securities Laws of the Offering Jurisdictions and there has not been any "reportable event" (within the meaning of National Instrument 51-102 - Continuous Disclosure Obligations) with respect to the present or any former auditor of the Company.

(gg) Insurance. The assets of the Company and each Subsidiary and their respective businesses and operations are insured against loss or damage with responsible insurers on a basis consistent with insurance obtained by reasonably prudent participants in comparable businesses, and such coverage is in full force and effect, and neither the Company nor any Subsidiary has failed to promptly give any notice or present any material claim thereunder.

(hh) Leased Premises. With respect to each of the Leased Premises, the Company and/or each applicable Subsidiary occupies or will occupy the Leased Premises and has the exclusive right to occupy and use the Leased Premises and each of the leases pursuant to which the Company or any Subsidiary occupies or proposes to occupy the Leased Premises is in good standing and in full force and effect. The performance of obligations pursuant to and in compliance with the terms of this Agreement, and the completion of the transactions described herein by the Company, will not afford any of the parties to such leases or any other person the right to terminate any such lease or result in any additional or more onerous obligations under such leases.

(ii) Taxes. All taxes (including income tax, capital tax, payroll taxes, employer health tax, workers' compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, "Taxes") due and payable by the Company and each Subsidiary have been paid. All tax returns, declarations, remittances and filings required to be filed by the Company or a Subsidiary have been filed with all appropriate Governmental Entities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading. To the knowledge of the Company, no examination of any tax return of the Company or any Subsidiary is currently in progress and there are no issues or disputes outstanding with any Governmental Entity respecting any Taxes.

(jj) Compliance with Laws, Filings and Fees. The Company and the Subsidiaries have complied and will comply with the requirements of all applicable corporate and Securities Laws, including without limitation, the Securities Laws in relation to the issue and trading of its securities and in all matters relating to the Offering. All filings and fees required to be made and paid by the Company and each Subsidiary pursuant to applicable Securities Laws and other applicable securities laws and general corporate law have been made and paid or will have been made or paid prior to Closing. Neither the Company nor any Subsidiary is aware of any legislation or regulation, or proposed legislation or regulation published by a legislative or governmental body, which it anticipates will have a material adverse effect.

(kk) Anti-Bribery Laws. Neither the Company nor any Subsidiary nor, to the knowledge of the Company, any director, officer, employee, consultant, representative or agent of the foregoing, has (i) violated any anti-bribery or anti-corruption laws applicable to the Company or any Subsidiary, including but not limited to the United States Foreign Corrupt Practices Act of 1977, as amended, and the Corruption of Foreign Public Officials Act (Canada), or (ii) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, that goes beyond what is reasonable and customary and/or of modest value: (X) to any Government Official, whether directly or through any other person, for the purpose of influencing any act or decision of a Government Official in his or her official capacity; inducing a Government Official to do or omit to do any act in violation of his or her lawful duties; securing any improper advantage; inducing a Government Official to influence or affect any act or decision of any Governmental Entity; or assisting any representative of the Company or any Subsidiary in obtaining or retaining business for or with, or directing business to, any person; or (Y) to any person in a manner which would constitute or have the purpose or effect of public or commercial bribery, or the acceptance of or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage. Neither the Company nor any Subsidiary nor, to the knowledge of the Company, any director, officer, employee, consultant, representative or agent of the foregoing, has (i) conducted or initiated any review, audit, or internal investigation that concluded the Company or any Subsidiary, or any director, officer, employee, consultant, representative or agent of the foregoing violated such laws or committed any material wrongdoing, or (ii) made a voluntary, directed, or involuntary disclosure to any Governmental Entity responsible for enforcing anti-bribery or anti-corruption laws, in each case with respect to any alleged act or omission arising under or relating to non-compliance with any such laws, or received any notice, request, or citation from any person alleging non-compliance with any such laws.

(ll) Anti-Money Laundering. The operations of the Company and each Subsidiary are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder and any related or similar rules, regulations or guidelines issued, administered or enforced by any Governmental Entity (collectively, the "Money Laundering Laws") and no action, suit or proceeding by or before any court or Governmental Entity or any arbitrator involving the Company or any Subsidiary with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened.

(mm) Directors and Officers. To the knowledge of the Company, none of the directors or officers of the Company or any Subsidiary (i) are now, or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange, or (ii) in the last ten years have been subject to an order preventing, ceasing or suspending trading in any securities of the Company or other public company.

(nn) Related Parties. None of the directors, officers, employees, consultants or advisors of the Company or any Subsidiary, any known principal shareholder, or any known associate or affiliate of any of the foregoing persons, has had any material interest, direct or indirect, in any previous transaction or any proposed transaction with the Company which, as the case may be, materially affected, is material to or will materially affect the Company. All previous material transactions of the Company were completed on an arm's length basis and on commercially reasonable terms.

(oo) Fees and Commissions. Other than the Agents (or any members of its Selling Group) pursuant to this Agreement, there is no person acting or purporting to act at the request of the Company who is entitled to any brokerage, finder, agency or other fiscal advisory or similar fee in connection with the Offering or transactions contemplated herein.

(pp) Entitlement to Proceeds. Other than the Company, there is no person that is or will be entitled to the proceeds of the Offering, including under the terms of any Debt Instrument, Material Agreement or other instrument or document (written or unwritten).

(qq) Minute Books and Records. The minute book materials and corporate records of the Company and the Subsidiaries which the Company has made available to the Agents and their counsel Borden Ladner Gervais LLP in connection with their due diligence investigation of the Company and the Subsidiaries for the period of examination thereof are all of the material minute book materials and all of the material corporate records of the Company and the Subsidiaries and contain copies of all constating documents, including all amendments thereto, and all proceedings of securityholders and directors (and committees thereof) and are complete in all material respects.

(rr) Continuous Disclosure. The Company is in material compliance with its continuous disclosure obligations under the Securities Laws of the Offering Jurisdictions and, without limiting the generality of the foregoing, there has not occurred an adverse material change and no material fact has arisen, financial or otherwise, in the assets, properties, affairs, prospects, liabilities, obligations (contingent or otherwise), business, condition (financial or otherwise), results of operations or capital of the Company or any Subsidiary which has not been publicly disclosed and the information and statements in the Public Record were true and correct as of the respective dates of such information and statements and at the time such documents were filed on SEDAR, do not contain any misrepresentations and no material facts have been omitted therefrom which would make such information and statements misleading, and the Company has not filed any confidential material change reports which remain confidential as at the date hereof. The Company is not aware of any circumstances presently existing under which liability is or would reasonably be expected to be incurred under Part XXIII.1 - Civil Liability for Secondary Market Disclosure of the Securities Act (Ontario) and analogous provisions under the securities laws of the other provinces and territories of Canada.

(ss) Forward-Looking Information. With respect to forward-looking information contained in the Company's Public Record, this Agreement, the Subscription Agreements, and the Compensation Option Certificates:

(i) the Company had a reasonable basis for the forward-looking information at the time the disclosure was made;

(ii) all forward-looking information is identified as such, and all such documents caution users of forward-looking information that actual results may vary from the forward-looking information, identify material risk factors that could cause actual results to differ materially from the forward-looking information, and state the material factors or assumptions used to develop the forward-looking information;

(iii) the future-oriented financial information or financial outlook contained therein is limited to a period for which the information can be reasonably estimated; and

(iv) the Company has updated such forward-looking information as required by and in compliance with applicable Canadian Securities Laws.

(tt) Full Disclosure. All information relating to the Company and the Subsidiaries and their businesses, properties and liabilities and provided to the Agents, including all financial, marketing, sales and operational information provided to the Agents, is, as of the date of such information, true and correct in all material respects, and no fact or facts have been omitted therefrom which would make such information misleading. The Company has not withheld from the Agents any material facts relating to the Company, the Subsidiaries or the Offering.

(uu) COVID-19 Outbreak. Except as mandated by or in conformity with the recommendations of a Governmental Entity, which government mandates have not materially affected the Company or the Subsidiaries, there has been no closure or suspension of the operations or workforce productivity of the Company or the Subsidiaries as a result of the novel coronavirus disease outbreak (the "COVID-19 Outbreak"). The Company and/or the Subsidiaries have been monitoring the COVID-19 Outbreak and the potential impact at all of their operations and have put reasonable control measures in place to ensure the wellness of all of their employees and surrounding communities where the Company and the Subsidiaries operate while continuing to operate.

Mining and Environmental Matters

(vv) Properties and Assets. Minera Canam is the legal and beneficial owner of and holds title to all of the mineral concessions comprising the Panuco Property, and all other properties or assets of the Company or the Subsidiaries as described in the Public Record, and in all cases such properties and assets are free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, and no other property rights (including surface or access rights) are necessary for the conduct of the business of the Company and the Subsidiaries as currently conducted; neither the Company nor any Subsidiary knows of any claim or basis for any claim that might or could adversely affect the right of the Company or the Subsidiaries to use, transfer, access or otherwise exploit such property rights; and, except as disclosed in the Public Record, neither the Company nor any Subsidiary has any responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the property rights thereof. The title opinions of ALN Abogados Consultores, Mexican counsel to the Company, in satisfaction of the closing condition in Section 10(g) hereof will address all of the material concessions and claims in respect of the Panuco Property.

(ww) Mineral Properties and Mining Rights. The Company and the Subsidiaries hold freehold title, mineral or mining leases, concessions or claims or other conventional property, proprietary or contractual interests or rights, recognized in the jurisdiction in which the Panuco Property, and the other properties of the Company or any Subsidiary are located in respect of the ore bodies and specified minerals located in the Panuco Property and the other properties of the Company or any Subsidiary under valid, subsisting and enforceable title documents sufficient to permit the Company and the Subsidiaries to access the Panuco Property, and the other properties of the Company or any Subsidiary and explore and exploit the minerals relating thereto, except where the failure to have such rights or interests would not have a material adverse effect, and all such properties, leases, concessions or claims in which the Company and the Subsidiaries have any interests or rights have been validly located and recorded in accordance with all applicable laws and are valid, subsisting and in good standing.

(xx) Valid Title Documents. Any and all of the agreements and other documents and instruments pursuant to which the Company and the Subsidiaries hold their material properties and assets are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof, the Company and the Subsidiaries are not in default of any of the material provisions of any such agreements, documents or instruments, nor has any such default been alleged. Neither the properties or assets of the Company or the Subsidiaries are subject to any right of first refusal or purchase or acquisition rights of a third party.

(yy) Possession of Permits and Authorizations. The Company and the Subsidiaries have obtained all Permits necessary to carry on the business of the Company and the Subsidiaries as it is currently conducted. The Company and the Subsidiaries are in compliance with the terms and conditions of all such Permits except where such non-compliance would not reasonably be expected to have a material adverse effect. All of such Permits issued to date are valid, subsisting, in good standing and in full force and effect and the Company and the Subsidiaries have not received any notice of proceedings relating to the revocation or modification of any such Permits or any notice advising of the refusal to grant or as to the adverse modification of any Permit that has been applied for or is in process of being granted and the Company and the Subsidiaries anticipate receiving any such Permit that has been applied for or is in the process of being granted in the ordinary course of business.

(zz) No Expropriation. No part of the Panuco Property or any other properties, mining rights or Permits of the Company or any Subsidiary have been taken, revoked, condemned or expropriated by any Governmental Entity nor has any written notice or proceedings in respect thereof been given or commenced, or to the knowledge of the Company, been threatened or is pending, nor does the Company or any Subsidiary have any knowledge of the intent or proposal to give such notice or commence any such proceedings.

(aaa) No Indigenous Claims. There are no claims or actions with respect to indigenous rights currently outstanding, or to the knowledge of the Company, threatened or pending, with respect to the Panuco Property, or any other properties of the Company or any Subsidiary. There are no land entitlement claims having been asserted or any legal actions relating to indigenous issues having been instituted with respect to the Panuco Property, or any other properties of the Company or any Subsidiary, and no dispute in respect of the Panuco Property, the Spin-Out Properties, or any other properties of the Company or any Subsidiary with any local or indigenous group exists or, to the knowledge of the Company, is threatened or imminent.

(bbb) Environmental Matters.

(i) The Company and each Subsidiary is in material compliance with all Environmental Laws and all operations on the Panuco Property and the other properties of the Company and the Subsidiaries, carried on by or on behalf of the Company and the Subsidiaries, have been conducted in all respects in accordance with good exploration, mining and engineering practices.

(ii) Neither the Company nor any of the Subsidiaries has used, except in material compliance with all Environmental Laws and Permits, any properties or facilities which it owns or leases or previously owned or leased, to generate, manufacture, process, distribute, use, treat, store, dispose of, transport or handle any hazardous substance.

(iii) Neither the Company nor the Subsidiaries, nor to the knowledge of the Company, any predecessor companies thereof, have received any notice of, or been prosecuted for an offence alleging, non-compliance with any Environmental Laws, and neither the Company nor the Subsidiaries have settled any allegation of non-compliance short of prosecution. There are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Company and the Subsidiaries and the Company and the Subsidiaries have not received notice of any of the same.

(iv) There have been no past unresolved claims, complaints, notices or requests for information received by the Company or any Subsidiary with respect to any alleged material violation of any Environmental Laws, and to the knowledge of the Company, none that are threatened or pending. No conditions exist at, on or under the Panuco Property or any other properties now or previously owned, operated or leased by the Company or any Subsidiary which, with the passage of time, or the giving of notice or both, would give rise to liability under any law, statute, order, regulation, ordinance or decree that, individually or in the aggregate, has or would have a material adverse effect.

(v) Except as ordinarily or customarily required by applicable Permit, neither the Company nor the Subsidiaries have received any notice wherein it is alleged or stated that it is potentially responsible for a federal, provincial, state, municipal or local clean-up site or corrective action under any law including any Environmental Laws. Neither the Company nor any Subsidiary has received any request for information in connection with any federal, state, provincial, municipal or local inquiries as to disposal sites.

(vi) There are no environmental audits, evaluations, assessments, studies or tests relating to the Company or any Subsidiary or the Panuco Property or any other properties or assets owned or leased by them, except for ongoing assessments conducted by or on behalf of the Company and the Subsidiaries in the ordinary course of business.

(ccc) Scientific and Technical Information. The Company is in compliance with the provisions of NI 43-101 and has filed all technical reports in respect of its properties (and properties in respect of which it has a right to earn an interest) required thereby. The Panuco Technical Report remains current and complies in all material respects with the requirements of NI 43-101 and, other than the information disclosed by the Company in its January 24, 2023 news release with respect to the updated mineral resource estimate (the "Mineral Resource Update News Release"), there is no new scientific or technical information concerning the Panuco Property since the date thereof that would require a new technical report in respect of the Panuco Property to be issued under NI 43-101. The Company and the Subsidiaries made available to the qualified persons responsible for the Mineral Resource Update News Release and authors of the Panuco Technical Report, prior to the issuance thereof, for the purpose of preparing such reports and documents, all information requested by the authors and none of such information contained any misrepresentation at the time such information was provided. The information set forth in the Public Record relating to scientific and technical information has been prepared in accordance with NI 43-101 and in compliance with the other Securities Laws of the Offering Jurisdictions.

Employment Matters

(ddd) Employment Laws. The Company and each Subsidiary is in material compliance with all federal, national, regional, state, provincial and local laws and regulations respecting employment and employment practices, terms and conditions of employment, workers' compensation, occupational health and safety and pay equity and wages. The Company and the Subsidiaries are not subject to any claims, complaints, outstanding decisions, orders or settlements or pending claims, complaints, decisions, orders or settlements under any human rights legislation, employment standards legislation, workers' compensation legislation, occupational health and safety legislation or similar legislation nor has any event occurred which may give rise to any of the foregoing.

(eee) Employee Plans. Each plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to or required to be contributed to, by the Company or any Subsidiary for the benefit of any current or former director, officer, employee or consultant of the Company or any Subsidiary (the "Employee Plans") has been maintained in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans, in each case in all material respects.

(fff) Labour Matters. There is not currently any labour disruption, dispute, slowdown, stoppage, complaint or grievance outstanding, or to the knowledge of the Company, threatened or pending, against the Company or any Subsidiary which is adversely affecting or could adversely affect, in a material manner, the carrying on of the business of the Company or the Subsidiaries and no union representation question exists respecting the employees of the Company or any Subsidiary and no collective bargaining agreement is in place or being negotiated by the Company or a Subsidiary. The Company has sufficient personnel with the requisite skills to effectively conduct its business as currently conducted and as proposed to be conducted.

7. Covenants of the Company. The Company makes to the Agents the covenants made by the Company in the Subscription Agreements and further covenants and agrees with the Agents that:

(a) unless it would be unlawful to do so or unless the Company, acting reasonably, determines that it would not be in the best interests of the Company to do so or would result in non-compliance with any applicable laws or the requirements of the Stock Exchange, the Company will accept each duly completed and executed Subscription Agreement delivered prior to the applicable Closing Date;

(b) it will advise the Agents, promptly after receiving notice or obtaining any knowledge thereof, of the imposition of any cease trading or similar order affecting the Offering Shares or order modifying or making unavailable any exemption pursuant to which the Offering Shares are being offered or sold, or the institution, threatening or contemplation of any proceedings for any such purpose or any request made by any Securities Commission relating to the Offering;

(c) it will duly, punctually and faithfully perform all of the obligations to be performed by it under the Subscription Agreements;

(d) it will comply with all filing and other disclosure requirements under all applicable securities laws in the Offering Jurisdictions in connection with the Offering;

(e) it will use the net proceeds from the Offering to fund exploration and drilling expenditures at the Panuco Property and for working capital purposes;

(f) it will provide all assistance reasonably requested by the Agents in connection with the marketing activities of the Agents in respect of the Offering;

(g) it will not, directly or indirectly, issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, or agree to, or announce any intention to, issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, any additional Shares or any securities convertible or exchangeable into Shares, other than pursuant to (i) the exercise of the Agents' Option; (ii) the grant or exercise of stock options and other similar issuances pursuant to any stock option plan or similar share compensation arrangements in place prior to the applicable Closing Date; (iii) an arm's length acquisition, or (iv) the exchange, transfer, conversion or exercise of rights of existing outstanding securities or existing commitments, for a period commencing on the applicable Closing Date and ending of 120 days following the applicable Closing Date, without the prior written consent of PI Financial, such consent not to be unreasonably withheld;

(h) it will use its reasonable commercial efforts to maintain its status as a "reporting issuer" (or the equivalent thereof) not in default pursuant to the requirements of the applicable Securities Laws which have such a concept to the date that is two years following the applicable Closing Date, provided that this covenant shall not prevent the Company from completing any corporate sale, merger or combination transaction;

(i) it will use its reasonable commercial efforts to maintain the listing of its Shares on the Stock Exchange or such other recognized stock exchange as the Agent may approve, acting reasonably, to the date that is two years following the applicable Closing Date, provided that this covenant shall not prevent the Company from completing any corporate sale, merger or combination transaction;

(j) subject to compliance with applicable Securities Laws, any press release of the Company relating to the Offering will be provided in advance to the Agent. The Company and the Agent will agree, each acting reasonably, to the form and content thereof prior to the release thereof. In order to comply with Securities Laws, no press release will be issued in the United States by the Company concerning the Offering from the date hereof, and any press release issued concerning the Offering shall include the following:

"Not for distribution to U.S. news wire services or dissemination in the United States."

"This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This news release does not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of securities in any state in which such offer, solicitation or sale would be unlawful."

(k) it shall not (i) provide to prospective Purchasers of the Offering Shares any document or other material that would constitute an offering memorandum or future oriented financial information within the meaning of Securities Laws; or (ii) engage in any form of general solicitation or general advertising in connection with the offer and sale of the Offering Shares, including but not limited to, causing the offering of the Offering Shares to be advertised in any newspaper, magazine, printed public media, printed media or similar medium of general and regular paid circulation, broadcast over radio, television or telecommunications, including electronic display;

(l) it shall deliver to the Agent copies of all correspondence and other written communications received by the Company, on the one hand and any securities regulatory authority or other Governmental Entity, on the other hand, relating to the offering of the Offering Shares and will generally keep the Agent apprised of the status of, including all developments relating to, the Offering; and

(m) it will file a technical report with the applicable Securities Commissions that complies with Securities Laws, including NI 43-101, with respect to the Panuco Property that supports the mineral resources estimates and disclosure in the Mineral Resource Update News Release on or prior to March 10, 2023.

8. Due Diligence. Until the final Closing Date, the Company shall at all times allow the Agents and their representatives to conduct all due diligence investigations and examinations which the Agents may reasonably require in order to fulfil their obligations as agents, in order to avail themselves of a defence to any claim.

9. Indemnity and Contribution.

9.1 The Company and its Subsidiaries or affiliated companies, as the case may be (collectively, the "Indemnitor"), hereby indemnifies and holds harmless the Agents and their affiliates and each of their respective directors, officers, employees, partners, agents, any person controlling the Agents or any of their affiliates, and each shareholder of each Agent (collectively, the "Indemnified Parties" and individually, an "Indemnified Party") from and against any and all expenses, losses (other than loss of profits), fees, claims, actions (including securityholder actions, whether derivative or otherwise), damages, obligations, or liabilities, whether joint or several, and the reasonable fees and expenses of their counsel (which for the purposes hereof shall be limited to one counsel representing the Indemnified Parties), that may be incurred in advising with respect to and/or defending any actual or threatened claims, actions, suits, investigations or proceedings to which the Indemnified Parties may become subject or otherwise involved in any capacity under any statute or common law, or otherwise insofar as such expenses, losses, claims, damages, liabilities or actions arise out of or are based, directly or indirectly, upon the performance or professional services rendered to the Indemnitor by an Indemnified Party hereunder, or otherwise in connection with the matters referred to in this Agreement (including, without limitation, the aggregate amount paid in reasonable settlement of any such actions, suits, investigations, proceedings or claims that may be made against Indemnified Parties, provided that the Indemnitor has agreed to such settlement) (collectively, "Losses"), but excluding any Losses resulting from the acquisition, holding or disposition of Shares by such persons as principal, that may be suffered by, imposed upon or asserted against an Indemnified Party as a result of, in respect of, in connection with, or arising out of (i) any action, suit, proceeding, investigation or claim that may be made or threatened by any person directly or indirectly relating to, caused by, resulting from, arising out of or based upon the Offering, or (ii) enforcing this indemnity (each, a "Claim"), whether any event or subject matter related to such Claim occurred before or after the execution of this Agreement. The Company shall promptly reimburse each Indemnified Party upon demand for any legal or other expenses reasonably incurred by such Indemnified Party in connection with any Claim and to waive any right the Company may have of first requiring an Indemnified Party to proceed against, enforce any other right, power, remedy or security against, or to claim payment from any other person before claiming under this indemnity. No Indemnified Party will have any direct or indirect liability (in contract, tort or otherwise) to the Company, or any person asserting any Claim on behalf of or in right of the Company, for or in connection with the Offering, except to the extent any Losses suffered by the Company are determined by a court of competent jurisdiction in a final judgment that has become non-appealable to have resulted primarily from the negligence or wilful misconduct of such Indemnified Party. Without the express prior written consent of PI Financial, the Company will not settle, compromise, consent to the entry of any judgment in, or otherwise seek to terminate, any Claim in respect of which indemnification may be sought hereunder (whether or not any Indemnified Party is a party to such Claim), unless the Company has acknowledged in writing that each Indemnified Party is entitled to indemnification in respect of such Claim, and such settlement, compromise, consent or termination includes an unconditional release of each Indemnified Party from any liabilities arising out of such Claim, without any admission of negligence, misconduct, liability or responsibility by or on behalf of any Indemnified Party.

9.2 Promptly after receiving notice of any Claim against PI Financial or any other Indemnified Party, or the commencement of any investigation directly or indirectly based upon any matter in respect of which indemnification may be sought hereunder, PI Financial or any such other Indemnified Party shall provide the Company written notice of the particulars thereof, provided that any delay in notifying or omission to so notify the Company will not relieve the Company of any liability that the Company may have to PI Financial or any other Indemnified Party, except and only to the extent that such delay or omission prejudices the defense of such Claim or results in a material increase in the Company's liability under this indemnity. The Company will have 14 days after receipt of any such notice to undertake, conduct and control the settlement or defense of such Claim through experienced and competent counsel of its own choosing and at its own expense. If the Company undertakes, conducts and controls the settlement or defense of such Claim, each relevant Indemnified Party will have the right to participate in the settlement or defense of such Claim and the Company shall promptly provide copies of all relevant documentation to the relevant Indemnified Parties, keep the relevant Indemnified Parties advised of the progress thereof and discuss with the relevant Indemnified Parties all significant actions proposed.

9.3 The foregoing indemnity will not apply to the proportion of any Losses to which any Indemnified Party may be subject that a court of competent jurisdiction in a final judgment that has become non-appealable determines was caused by the negligence or wilful misconduct of such Indemnified Party.

9.4 If for any reason the foregoing indemnity is unavailable (other than in accordance with the terms hereof) to PI Financial or any other Indemnified Party, or is insufficient to hold PI Financial or any other Indemnified Party harmless in respect of any Claim, the Company shall contribute to the amount paid or payable by PI Financial or any other Indemnified Party as a result of such Claim in such proportion as is appropriate to reflect not only the relative benefits received by the Company on the one hand and PI Financial or any other Indemnified Party on the other hand, but also the relative fault of the Company, PI Financial or any other Indemnified Party, as well as any relevant equitable considerations, provided that, except for any portion of such Claim that is determined by a court of competent jurisdiction in a final judgment that has become non-appealable to have resulted from the gross negligence or willful misconduct of an Indemnified Party, the Company shall in any event contribute to the amount paid or payable by PI Financial or any other Indemnified Party as a result of such Claim any amount paid or payable in excess of the fees received by PI Financial under this Agreement.

9.5 The Company constitutes PI Financial as trustee of the Company's covenants under this indemnity for and with respect to each Indemnified Party other than PI Financial, and PI Financial accepts that trust and shall hold and enforce such covenants on behalf of each such Indemnified Party.

9.6 The Company shall reimburse PI Financial for the time spent by its personnel in connection with any Claim at their normal per diem rates. PI Financial, on behalf of itself or any other Indemnified Party, may retain counsel to separately represent PI Financial or such other Indemnified Party in the defense of any Claim, at the Company's expense, if (i) the Company does not promptly assume the defense of such Claim within 14 days after receiving notice of such Claim, (ii) the Company agrees to separate representation, or (iii) the Indemnified Party is advised by counsel that there is an actual or potential conflict in the Company's and PI Financial's or such other Indemnified Party's respective interests, or an additional defense is available to PI Financial or such other Indemnified Party, as applicable, in each case, that makes representation by the same counsel inappropriate.

9.7 If any action, suit, proceeding or claim is brought against, or any investigation is commenced in respect of, the Company, and personnel from PI Financial are required to testify, participate or respond as a result of, in respect of, in connection with, or arising out of the Offering, PI Financial will have the right to employ its own counsel in connection therewith and the Company shall reimburse PI Financial monthly for the following expenses incurred in connection therewith: (i) the time spent by its personnel at their normal per diem rates; (ii) all reasonable out-of-pocket expenses incurred by PI Financial; and (iii) the fees and disbursements of legal counsel retained by PI Financial.

10. Conditions of Closing. The obligations of the Agents to deliver at the Closing Time executed Subscription Agreements shall be conditional upon the Agents being satisfied with the results of their due diligence investigations relating to the Company and upon the fulfilment at or before the Closing Time of the following conditions, which conditions the Company covenants to use its best efforts to fulfil or cause to be fulfilled prior to the Closing Time and some or all of which may be waived by the Agents:

(a) the execution and delivery of this Agreement, the Subscription Agreements and the certificates, if any, representing the Common Shares, the Option Shares, if any, and the Compensation Options; the allotment and issuance of the Common Shares and the Option Shares, if any; the creation of the Compensation Options; and the allotment and reservation for issuance of the Compensation Options Shares shall have been duly authorized by all necessary corporate action;

(b) any necessary consents or approvals of the Stock Exchange and securities regulatory authorities in each of the Offering Jurisdictions with respect to the issue and sale of the Offering Shares shall have been obtained, including the conditional approval of the Stock Exchange to list the Offering Shares;

(c) all covenants, agreements, obligations and conditions of the Company hereunder and under the Subscription Agreements required to be performed or complied with on or before the Closing Time shall have been so performed or complied with;

(d) the Agents shall have received a certificate addressed to the Agents, dated as of the applicable Closing Date, signed by the Chief Executive Officer and the Chief Financial Officer of the Company, or such other officers of the Company as the Agents may accept, certifying on behalf of the Company to the effect that, except as has been generally disclosed at the date thereof:

(i) the Company does not have any undisclosed contingent liability that is material to the Company;

(ii) the representations and warranties of the Company contained herein and in the Subscription Agreements are true and correct and all the terms, covenants and conditions relating to the Company contained herein and therein and required to be performed and complied with by the Company by or at the Closing Time have been performed and complied with by the Company;

(iii) no order ceasing or suspending trading in securities of the Company or prohibiting the Offering or the issuance or distribution of the Offering Shares has been issued and no proceedings for such purpose are pending or, to the knowledge of the Company, threatened; and

(iv) (A) there having not occurred a material adverse effect, or any change or development involving a prospective material adverse effect, or the coming into existence of a new material fact, other than as disclosed in the Public Record; and (B) except as disclosed in the Public Record, no transactions have been entered into by the Company which are or would be material to the Company, other than in the ordinary course of business;

(e) the Agents shall have received a certificate addressed to the Agents, dated as of the applicable Closing Date, signed by an appropriate officer on behalf of the Company, certifying without personal liability, with respect to (i) the constating documents of the Company, (ii) the resolutions of the Company's board of directors relating to the Offering, and (iii) the incumbency and specimen signatures of signing officers of the Company;

(f) the Agents shall have received customary corporate and securities legal opinions for a transaction of this nature, in a form satisfactory to the Agents, acting reasonably, and addressed to the Agents, dated as of the applicable Closing Date, from Forooghian + Company Law Corporation, Canadian counsel to the Company, and Nauth LPC, United States counsel to the Company and, where appropriate, counsel in the other Offering Jurisdictions as may be required in form and substance satisfactory to the Agents, acting reasonably; in providing such opinions, counsel may, where appropriate, rely on a certificate of officers of the Company, of the transfer agent of the Company and public officials as to factual matters relevant to such opinions;

(g) the Agents shall have received a favourable title opinion, in a form satisfactory to the Agents, acting reasonably, and addressed to the Agents, dated as of the applicable Closing Date, from local counsel to the Company, as to the title and ownership interest in the Panuco Property;

(h) the Company having delivered to the Agents, at the Closing Time, a certificate of good standing under the Business Corporations Act (British Columbia) for the Company, dated within two days of the applicable Closing Date;

(i) the Agents having received at the Closing Time, such further certificates, opinions of counsel and other documentation from the Company as may be contemplated herein or as the Agents or Agents' Counsel may reasonably require, provided, however, that the Agents or Agents' Counsel shall request any such certificate or document within a reasonable period prior to the Closing Time that is sufficient for the Company to obtain and deliver such certificate, opinion or document, and in any event, at least two Business Days prior to the Closing Time;

(j) the Company shall have caused each of its directors and officers to execute and deliver to the Agents a lock-up agreement, in form satisfactory to the Agents, acting reasonably; and

(k) from the date hereof until the Closing Time, PI Financial shall receive drafts of all press releases to be issued in connection with the Offering, with sufficient time for PI Financial and Agents' Counsel to comment thereon.

11. Closing Procedures. The Company will cause to be issued pursuant to the direction of the Agents at the offices of Borden Ladner Gervais LLP in Vancouver, British Columbia (or such other place or places as the Agents may in writing direct) without charge at the Closing Time and contemporaneously with the payment of the aggregate Offering Price for all Offering Shares issued and sold hereunder by wire transfer net of the Agents' Commission and expenses of the Agents payable by the Company as set out in this Agreement, (i) the Offering Shares in such number and denomination and bearing the registration particulars as the Agents may, in writing, direct to the Company not later than two Business Days prior to the applicable Closing Date, and which shall in each case equal, in the aggregate, the total number of Offering Shares sold under the Offering; and (ii) the Compensation Options in such number and denomination and bearing the registration particulars as the Agents may, in writing, direct to the Company not later than two Business Days prior to the applicable Closing Date, and which shall in each case correspond, in the aggregate, to the total number of Offering Shares sold under the Offering as set out in Section 4 hereof.

12. Expenses of Issue. Whether or not the Offering is completed, the Company will pay all costs and expenses related to the Offering (including without limitation, reasonable costs and expenses of the Agents, including fees and disbursements of the Agents' technical consultants and legal counsel in all jurisdictions, up to a maximum of C$75,000, in respect of the fees and of the Agent's counsel only, exclusive of disbursements and taxes), all expenses of or incidental to the creation, issuance, sale and distribution of the Offering Shares, transfer agent and filing fees, all printing costs and all reasonable expenses of the Agents in connection with marketing of the Offering.

The Agents may render accounts to the Company from time to time, for their expenses, for payment on or before the date set out in the accounts. The Company authorizes the Agents to deduct the Agents' Commission and their expenses in connection with the Offering from the proceeds of the Offering, including expenses for which an account has not been rendered, provided that detailed accounts are provided to the Company as soon as practicable for all expenses including legal fees.

13. Termination.

13.1 If at any time prior to Closing:

(a) the Agents, acting reasonably, are not satisfied with their due diligence review and investigations,

(b) there is, in the opinion of the Agents, a material change or a change in any material fact or a new material fact shall arise which would be expected to have an adverse change or effect on the business, affairs, prospects or financial condition of the Company or on the market price or the value of the Common Shares;

(c) there should develop, occur or come into effect any event, action, state, condition or major financial occurrence of national or international consequence to the extent that there is any material adverse development related thereto after the date hereof or similar event or the escalation thereof, accident, act of terrorism, public protest, governmental law or regulation which in the sole opinion of PI Financial, acting reasonably, adversely affects or may adversely affect the financial markets or the business, affairs, prospects or financial condition of the Company or the market price or value or marketability of the Common Shares;

(d) the state of the financial markets, whether national or international, is such that in the sole opinion of the Agents, acting reasonably, it would be impractical or unprofitable to offer or continue to offer the Offering Shares for sale;

(e) there is an inquiry or investigation (whether formal or informal) by any regulatory authority in relation to the Company or any one of its officers or directors, or any of its principal shareholders,

(f) the Company is in breach of a material term, condition or covenant of this Agreement, or any representation or warranty given by the Company in this Agreement becomes or is false, or

(g) any condition shall remain outstanding and uncompleted at any time after the time which it is required to be completed,

each Agent shall be entitled, at its respective option, to terminate and cancel its obligations to the Company under this Agreement by written notice to that effect given to the Company prior to the Closing of the Offering. In the event of any such termination, the Company's obligations to the Agents who have so terminated shall be at an end except for any liability of the Company provided for in Sections 9 and 12 of this Agreement.

13.2 The rights of termination contained in this Section 13 are in addition to any other rights or remedies the Agents may have in respect of any default, misrepresentation, act or failure to act of the Company in respect of any matters contemplated by this Agreement.

14. Agents' Obligations.

14.1 Each of the Agents represents and warrants to the Company as follows:

(a) it is a valid and subsisting corporation under the laws of the jurisdiction in which it was incorporated and has good and sufficient right and authority to enter into this Agreement and complete the transactions under this Agreement on the terms and conditions set forth herein;

(b) it and its affiliates has observed and will observe all Securities Laws and other laws and regulations or similar enactments applicable in respect of the Offering in each of the Offering Jurisdictions in which it may offer or sell the Offering Shares;

(c) it is appropriately registered under the Securities Laws of each Offering Jurisdiction to permit it to lawfully fulfill its obligations hereunder; and

(d) it has not directly or indirectly, offered, sold or delivered any Offering Shares to any person in any jurisdiction other than in the Offering Jurisdictions, and in all cases except in a manner which is exempt from prospectus requirements under applicable securities laws and which does not require the Company to file any form of offering document, to register any of its securities or to comply with ongoing filing or disclosure or other similar requirements, under the laws of any jurisdiction; it will be acquiring the Compensation Options as principal for its own account; and

(e) all offers to sell and sales of Offering Shares will be conducted in compliance with Schedule "A" attached hereto;

(f) it: (i) is not a U.S. Person, (ii) did not receive the offer to purchase the Compensation Options in the United States, (iii) did not execute this Agreement in the United States and (iv) is not acquiring the Compensation Options for the account or benefit of a U.S. Person, or person in the United States.

15. Miscellaneous.

15.1 All representations and warranties contained herein and all of the covenants and agreements of the Company herein, to the extent that they are required to be performed on or before the applicable Closing, shall be construed as conditions and any material breach or failure to comply with any thereof shall entitle the Agents, in addition to and not in lieu of any other remedies the Agents have in respect thereof, to terminate any obligation to purchase the Offering Shares by written notice to that effect given to the Company prior to the Closing Time. It is understood that the Agents may waive in whole or in part or extend the time for compliance with any of such terms and conditions without prejudice to their rights in respect of any other of such terms and conditions or any other subsequent breach or non-compliance, provided that to be binding on the Agents any such waiver or extension must be in writing.

15.2 Any notice or other communication hereunder shall be in writing and shall unless herein otherwise provided be given by delivery to a responsible officer of the addressee or by email, if to the Company, addressed to: Vizsla Silver Corp., Suite 700, 1090 West Georgia Street, Vancouver, British Columbia V6E 3V7 (Attention: President and Chief Executive Officer) (email: michael@inventacapital.ca); and if to the Agents addressed to: PI Financial Corp. 733 Seymour Street, 25th floor, Vancouver, British Columbia V6B 0S6 (Attention: Tim Graham) (email: tgraham@pifinancial.com) and shall be deemed to have been given when actually delivered or when such notice should have reached the addressee in the ordinary course.

15.3 Time shall be of the essence of the foregoing offer and of the agreement resulting from the acceptance thereof.

15.4 The representations, warranties, covenants and other agreements herein contained shall survive the purchase by the Purchasers of the Offering Shares and shall continue in full force and effect unaffected by any subsequent disposition by the Purchasers of the Offering Shares for a period of two years after the applicable Closing Date (other than obligations of the Company set forth in Sections 9 and 12  hereof which will continue indefinitely).

15.5 This Agreement may be executed in any number of counterparts, each of which when delivered, either in original or facsimile form, shall be deemed to be an original and all of which together shall constitute one and the same document.

15.6 This Agreement shall be governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein and the parties hereto attorn to the non-exclusive jurisdiction of the courts of the Province of British Columbia.

15.7 The provisions herein contained constitute the entire agreement between the parties and supersede all previous communications, representations, understandings and agreements between the parties with respect to the subject matter hereof whether verbal or written (including the Letter Agreement).

15.8 The Company acknowledges and agrees that: (a) the purchase and sale of the Offering Shares pursuant to this Agreement, including the determination of the Offering Price for the Offering Shares and any related discounts and commissions, is an arm's-length commercial transaction between the Company and the Agents; (b) in connection with the Offering and the process leading to such transaction the Agents are and have been acting solely as a principal and is not the agent or fiduciary of the Company or its shareholders, creditors, employees or any other party; (c) the Agents have not assumed and will not assume an advisory or fiduciary responsibility in favour of the Company with respect to the Offering or the process leading thereto (irrespective of whether such Agent has advised or is currently advising the Company on other matters) and no Agent has any obligation to the Company with respect to the Offering except the obligations expressly set forth in this Agreement; (d) the Agents and their affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Company; and (e) the Agents have not provided any legal, accounting, regulatory or tax advice with respect to the Offering and the Company has consulted its own legal, accounting, regulatory and tax advisors to the extent it deemed appropriate.

Execution Version

If the foregoing is in accordance with your understanding, will you please confirm your acceptance by signing in the place indicated and by returning the same to us.

Yours very truly,

PI FINANCIAL CORP. By: (signed)"Tim Graham" Name: Tim Graham Title: Managing Director and Head of Investment Banking	CANACCORD GENUITY CORP. By: (signed)"David Sadowski" Name: David Sadowski Title: Managing Director
RAYMOND JAMES LTD. By: (signed)"Gavin McOuat" Name: Gavin McOuat Title: Senior Managing Director, Head of Mining	STIFEL NICOLAUS CANADA INC. By: (signed)"Dan Barnholden" Name: Dan Barnholden Title: Managing Director
ROTH CANADA INC. By: (signed)"Brady Fletcher" Name: Brady Fletcher Title: President & Head of Investment Banking	ALLIANCE GLOBAL PARTNERS By: (signed)"Thomas J. Higgins" Name: Thomas J. Higgins Title: Managing Director

The foregoing is in accordance with our understanding and is accepted and agreed to as of the 9th day of February, 2023.

VIZSLA SILVER CORP.

By: (signed)"Michael Konnert"
Michael Konnert
President and Chief Executive Officer

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SCHEDULE "A"

COMPLIANCE WITH UNITED STATES SECURITIES LAWS

This is Schedule "A" to the Agency Agreement between PI Financial Corp. (the "Lead Agent"), Canaccord Genuity Corp., Raymond James Ltd., Stifel Nicolaus Canada Inc., Roth Canada Inc. and Alliance Global Partners (collectively the "Agents" and each one an "Agent") and Vizsla Silver Corp. (the "Corporation") made as of February 9, 2023.

As used in this schedule, the following terms shall have the meanings indicated:

Certification of U.S. Accredited Investor	means the Certification of U.S. Accredited Investor attached as Schedule "D" to the final form of Subscription Agreement as agreed to by the Lead Agent and the Corporation;

Certification of U.S. Qualified Institutional Buyer	means the Certification of U.S. Qualified Institutional Buyer attached as Schedule "D" to the final form of Subscription Agreement as agreed to by the Lead Agent and the Corporation;

Directed Selling Efforts

means "directed selling efforts" as that term is defined in Rule 902(c) of Regulation S. Without limiting the foregoing, but for greater clarity in this Schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Offering Shares and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Offering Shares;

Disqualification Event	means any of the "Bad Actor" disqualifications described in Rule 506(d)(1)(i) to (viii) of Regulation D;

Foreign Issuer	means a "foreign issuer" as defined in Rule 902(e) of Regulation S;

General Solicitation or General Advertising

means "general solicitation" or "general advertising" (as those terms are used in Rule 502(c) of Regulation D), including, without limitation, advertisements, articles, notices or other communications published in any newspaper, magazine, or similar media, on the internet or broadcast over radio or television or the internet, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising;

Non-Brokered Offering	means the non-brokered private placement to be completed by the Corporation in parallel with the Offering consisting of common shares of the Corporation on the same terms as the Offering;

Offshore Transaction	means an "offshore transaction" as that term is defined in Rule 902(h) of Regulation S;

Qualified Institutional Buyer	means a "qualified institutional buyer" as that term is defined in Rule 144A under the U.S. Securities Act that is also a U.S. Accredited Investor;

Regulation D	means Regulation D adopted by the SEC under the U.S. Securities Act;

Regulation D Offered Securities	means the Offering Shares to be offered and sold to U.S. Accredited Investors and Qualified Institutional Buyers in the Offering in reliance on Rule 506(b) of Regulation D;

Regulation S	means Regulation S adopted by the SEC under the U.S. Securities Act;

SEC	means the United States Securities and Exchange Commission;

Subscription Agreement	means the final form of Subscription Agreement as agreed to by the Lead Agent and the Corporation;

Substantial U.S. Market Interest	means "substantial U.S. market interest" as that term is defined in Rule 902(j) of Regulation S;

U.S. Accredited Investor	means an "accredited investor" as that term is defined in Rule 501(a) of Regulation D;

U.S. Affiliate	means the duly registered United States broker-dealer affiliate of the Agent;

U.S. Exchange Act	means the United States Securities Exchange Act of 1934, as amended; and

All other capitalized terms used but not otherwise defined in this Schedule "A" shall have the meanings assigned to them in the Agency Agreement to which this Schedule "A" is attached.

Representations, Warranties and Covenants of the Agent

The Agent acknowledge that the Offering Shares have not been and will not be registered under the U.S. Securities Act or applicable U.S. state securities laws and may not be offered or sold to, or for the account or benefit of, persons in the United States or U.S. Persons, except in compliance with an exemption from the registration requirements of the U.S. Securities Act and all applicable U.S. state securities laws. Accordingly, the Agent on behalf of itself and its U.S. Affiliate represents, warrants and covenants to and with the Corporation, as at the date hereof and as at the Closing Time, that:

1. The Offering Shares are being offered and sold (a) by the Agent outside the United States to non-U.S. Persons in Offshore Transactions in accordance with Rule 903 of Regulation S, or (b) by the Agent through its U.S. Affiliate in the United States and to U.S. Persons as provided in paragraphs 2 through 16 below to U.S. Accredited Investors and to Qualified Institutional Buyers in accordance with the exemption from the registration requirements of the U.S. Securities Act provided by Rule 506(b) of Regulation D, and similar exemptions under applicable state securities laws. Accordingly, none of the Agent, its affiliates (including its U.S. Affiliate), or any persons acting on any of their behalf, has made or will make (except as permitted in paragraphs 2 through 16 below) (i) any offer to sell or any solicitation of an offer to buy, any Offering Shares to, or for the account or benefit of, persons in the United States or U.S. Persons, (ii) any sale of Offering Shares to any purchaser unless, at the time the buy order was or will have been originated, the purchaser was outside the United States and not a U.S. Person, or the Agent, its affiliates (including its U.S. Affiliate) or any person acting on any of their behalf reasonably believed that such purchaser was outside the United States and not a U.S. Person and, or (iii) any Directed Selling Efforts.

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2. All offers by it of Offering Shares to, or for the account or benefit of, persons in the United States or U.S. Persons have been or will be made by its U.S. Affiliate in accordance with applicable U.S. federal and state laws and regulations governing the registration and conduct of broker-dealers.

3. Its U.S. Affiliate is duly registered as a broker-dealer under Section 15(b) of the U.S. Exchange Act and the securities laws of each state in which such offer or sale is made (unless exempted from the respective state's broker-dealer registration requirements) and is a member of, and in good standing with, Financial Industry Regulatory Authority, Inc. in each case, on the date hereof and on the date of each offer and sale of Offering Shares to, or for the account or benefit of, persons in the United States or U.S. Persons.

4. Any offer or solicitation of an offer to buy the Offering Shares that has been or will be made to, or for the account or benefit of, a person in the United States or a U.S. Person was or will be made only to U.S. Accredited Investors or Qualified Institutional Buyers, as applicable, in transactions that are exempt from the registration requirements of the U.S. Securities Act pursuant to Rule 506(b) of Regulation D and similar exemptions under all applicable U.S. state securities laws.

5. Any offer, sale or solicitation of an offer to buy Offering Shares have been made or will be made to, or for the account or benefit of, persons in the United States or U.S. Persons only to U.S. Accredited Investors and Qualified Institutional Buyers with which the Agent or its U.S. Affiliate had a pre-existing relationship and, immediately prior to soliciting such offerees, the Agent and its U.S. Affiliate had reasonable grounds to believe and did believe that each offeree was a U.S. Accredited Investor or a Qualified Institutional Buyer, as applicable, and at the time of completion of each sale by the Corporation to such offeree, the Agent and its U.S. Affiliate will have reasonable grounds to believe and will believe, that each such offeree purchasing the Offering Shares is a U.S. Accredited Investor or a Qualified Institutional Buyer, as applicable.

6. The Agent, its affiliates (including its U.S. Affiliate), and any person acting on any of their behalf have not solicited and will not solicit offers to buy, and have not offered to sell and will not offer to sell, any of the Offering Shares to, or for the account or benefit of, persons in the United States or U.S. Persons by any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act.

7. It has not entered and will not enter into any contractual arrangement with respect to the offer and sale of the Offering Shares except with its U.S. Affiliate, any member of the selling dealer group or with the prior written consent of the Corporation. It shall cause its U.S. Affiliate and each member of the selling dealer group participating in the offer and sale of the Offering Shares to agree, for the benefit of the Corporation, to the same provisions contained in this Schedule "A" as apply to the Agent as if such provisions applied to such persons.

8. The Agent shall inform (and shall cause any of its U.S. Affiliate to inform) any purchasers in the United States that the Offering Shares (i) have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws, (ii) are being sold to such purchasers in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 506(b) of Regulation D and in reliance upon exemptions from applicable U.S. state securities laws, and (iii) that the Offering Shares are (or will, when issued, be) "restricted securities" and may not be offered or sold in the United States unless such securities are registered under the U.S. Securities Act and any applicable U.S. state securities law, or an exemption from such registration requirements is available.

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9. Prior to completion of any sale of the Offering Shares, each such purchaser shall be required to execute a Subscription Agreement, including either (i) a Certification of U.S. Accredited Investor for U.S. Accredited Investors or (ii) a Certification of U.S. Qualified Institutional Buyers for Qualified Institutional Buyers, as applicable. Each offeree has been or will be provided with a copy of the Subscription Agreement and no other written material will be used in connection with the offer or sale of the Offering Shares to, or for the account or benefit of, persons in the United States or U.S. Persons.

10. At Closing, it shall either (i) together with its U.S. Affiliate Offering Shares, provide a certificate relating to the manner of the offer and sale of the Offering Shares to, or for the account or benefit of, persons in the United States or U.S. Persons, substantially in the form attached hereto as Exhibit 1 to Schedule "A" or (ii) be deemed to represent and warrant to the Corporation that none of it, any of its affiliates (including its U.S. Affiliate) or any person acting on any of their behalf has offered any of the Offering Shares to, or for the account or benefit of, persons in the United States or U.S. Persons.

11. None of the Agent, its affiliates (including U.S. Affiliate), or any person acting on any of their behalf has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offering Shares.

12. The Agent agrees that all certificates representing the Offering Shares sold to U.S. Accredited Investors as part of the Offering, and all certificates issued in exchange for or in substitution of the foregoing Offering Shares, shall bear a legend as set forth in the Certification of U.S. Accredited Investor attached as Schedule "D" to the Subscription Agreement.

13. At least one business day prior to the Closing Time, it shall provide the Corporation and the Corporation's applicable transfer agent with a list of all purchasers of the Offering Shares that are U.S. Persons or in the United States. The Agent shall give the Corporation notice of the U.S. jurisdictions in which it proposes to offer and sell the Offering Shares.

14. It and its U.S. Affiliate acknowledge that until 40 days after the commencement of the Offering, an offer or sale of Offering Shares within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an exemption from the registration requirements of the U.S. Securities Act.

15. With respect to the Regulation D Offered Securities, none of (i) the Agent or its U.S. Affiliate, (ii) the Agent's or the U.S. Affiliate's general partners or managing members, (iii) the Agent's or U.S. Affiliate's directors, executive officers or other officers participating in the offering of the Regulation D Offered Securities, (iv) the Agent's or the U.S. Affiliate's general partners' or managing members' directors, executive officers or other officers participating in the offering of the Regulation D Offered Securities or (v) any other person associated with any of the above persons (including without limitation, any member of the Selling Dealer Group and any such person related to any member of the Selling Dealer Group) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with sale of Regulation D Offered Securities (each, a "Dealer Covered Person" and, collectively, the "Dealer Covered Persons"), are subject to any Disqualification Event, except for a Disqualification Event contemplated by Rule 506(d)(2) of the U.S. Securities Act and a description of which has been furnished in writing to the Corporation prior to the date hereof. As of the Closing Time, the Agent represents that it is not aware of any person (other than any Dealer Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of the Offering Shares. The Agent is not aware of any person (other than any Dealer Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Regulation D Offered Securities. It will notify the Corporation, prior to the Closing Time, of any agreement entered into between it and such person in connection with such sale. The Agent will notify the Corporation in writing, prior to the applicable Closing Date of (a) any Disqualification Event relating to any Dealer Covered Person not previously disclosed to the Corporation hereunder, and (b) any event that would, with the passage of time, become a Disqualification Event relating to any Dealer Covered Person.

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16. None of the Agent, its affiliates (including its U.S. Affiliate) or any person acting on any of their behalf has made or will make any offers or sales of Offering Shares in connection with the Non-Brokered Offering.

Representations, Warranties and Covenants of the Corporation

The Corporation represents, warrants, covenants and agrees to and with the Agent and the U.S. Affiliate, as at the date hereof and as of the Closing Time, that:

1. The Corporation is, and at the applicable Closing Date will be, a Foreign Issuer and the Corporation reasonably believes that there is no Substantial U.S. Market Interest in any of the Offering Shares.

2. The Corporation is not, and as a result of the sale of the Offering Shares contemplated hereby shall not be, an "investment company" as defined in the United States Investment Company Act of 1940, as amended, registered or required to be registered under such Act.

3. Except with respect to (i) sales in accordance with this Schedule "A" pursuant to offers made by the Agent to Qualified Institutional Buyers and U.S. Accredited Investors, as applicable, in reliance upon the exemption from registration available under Rule 506(b) of Regulation D, and (ii) offers and sales of Offering Shares to certain persons in the United States or U.S. Persons as part of the Non-Brokered Offering in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 506(b) of Regulation D, neither the Corporation nor any of its affiliates, nor any person acting on any of their behalf (other than the Agent, the U.S. Affiliate, their respective affiliates or any person acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made), has made or will make: (a) any offer to sell, or any solicitation of an offer to buy, any Offering Shares to, or for the account or benefit of, persons in the United States or U.S. Persons; or (b) any sale of Offering Shares unless, at the time the buy order was or will have been originated: (i) the purchaser is outside the United States and not a U.S. Person; or (ii) the Corporation, its affiliates, and any person acting on any of their behalf reasonably believe that the purchaser is outside the United States and not a U.S. Person.

4. During the period in which the Offering Shares are offered for sale, none of the Corporation, its affiliates, or any person acting on any of their behalf (other than the Agent, their U.S. Affiliate, their respective affiliates or any person acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made) has engaged in or will engage in any Directed Selling Efforts.

5. None of the Corporation, its affiliates or any person acting on any of their behalf (other than the Agent, their U.S. Affiliate, their respective affiliates or any person acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made) has offered or will offer to sell, or has solicited or will solicit offers to buy, Offering Shares to, or for the account or benefit of, persons in the United States or U.S. Persons by means of any form of General Solicitation or General Advertising or in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act or that would cause the exemption from the registration requirements of the U.S. Securities Act provided by Rule 506(b) of Regulation D and similar exemptions under applicable state securities laws to be unavailable for the Offering and the Non-Brokered Offering.

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6. Neither the Corporation nor any of its affiliates has offered or sold, for a period beginning six months prior to commencement of the offering of the Offering Shares, and will not offer or sell, any securities in a manner that would be integrated with the offer and sale of the Offering Shares in the Offering and the Non-Brokered Offering and would cause the exemption from registration set forth in Rule 506(b) of Regulation D to become unavailable with respect to the offer and sale of the Offering Shares in the Offering and the Non-Brokered Offering.

7. None of the Corporation, any of its affiliates or any person acting on any of their behalf (other than the Agent, their U.S. Affiliate, their respective affiliates or any person acting on any of their behalf, in respect of which no representation, warranty, covenant or agreement is made) has offered or sold or shall offer or sell any of the Offering Shares sold pursuant to the Offering except through the Agent or their U.S. Affiliate in accordance with this Schedule "A". For greater certainty, the Corporation has offered and sold Offering Shares directly in the Non-Brokered Offering.

8. The Corporation will, within prescribed time periods, prepare and file any forms or notices required under the U.S. Securities Act or applicable "blue sky" laws in connection with the offer and sale of the Offering Shares in the Offering and the Non-Brokered Offering.

9. Neither the Corporation nor any of the predecessors or affiliates has been subject to any order, judgment or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D concerning the filing of notice of sales on Form D.

10. Neither the Corporation, nor its affiliates, nor any person acting on any of their behalf (except the Agent, the U.S. Affiliate, their respective affiliates or any person acting on any of their behalf, in respect of which no representation, warranty or covenant is made) has taken or shall take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Offering Shares.

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11. With respect to Regulation D Offered Securities, none of the Corporation, any of its predecessors, any affiliated issuer, any director, executive officer or other officer of the Corporation participating in the offering, any beneficial owner of 20% or more of the Corporation's outstanding voting equity securities, calculated on the basis of voting power, nor any promoter (as that term is defined in Rule 405 under the U.S. Securities Act) connected with the Corporation in any capacity at the time of sale of the Regulation D Offered Securities (but excluding the Agent, their U.S. Affiliate and any Selling Dealer Group member, as to whom no representation, warranty or covenant is made) (each, an "Corporation Covered Person" and, collectively, the "Corporation Covered Persons") is subject to any Disqualification Event, except for a Disqualification Event covered by Rule 506(d)(2) or (d)(3) under Regulation D. The Corporation has exercised reasonable care to determine whether any Corporation Covered Person is subject to a Disqualification Event. If applicable, the Corporation has complied with its disclosure obligations under Rule 506(e) of Regulation D, and has furnished to the Agent and their U.S. Affiliate a copy of any disclosures provided thereunder. As of the Closing Time, the Corporation is not aware of any person (other than any Dealer Covered Person) that has been or will be paid or given (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Regulation D Offered Securities.

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EXHIBIT 1 TO SCHEDULE "A"

FORM OF AGENT'S CERTIFICATE

In connection with the offer and sale of the common shares ("Common Shares") of Vizsla Silver Corp. (the "Corporation") to one or more Qualified Institutional Buyers or U.S. Accredited Investors, as applicable, pursuant to the Agency Agreement dated February 9, 2023 between PI Financial Corp. (the "Lead Agent"), Canaccord Genuity Corp., Raymond James Ltd., Stifel Nicolaus Canada Inc., Roth Canada Inc. and Alliance Global Partners (collectively the "Agents" and each one an "Agent") and the Corporation, the undersigned Agent and its U.S. Affiliate (as defined in Schedule "A" above (the "U.S. Affiliate")), do each hereby certify that:

(a) the U.S. Affiliate is on the date hereof, and was at the time of each offer and sale of the Common Shares made by it, a duly registered broker-dealer with the SEC, and was at such times and is on the date hereof a member of, and in good standing with, Financial Industry Regulatory Authority, Inc., and all offers and sales of Common Shares to, or for the account or benefit of, persons in the United States or U.S. Persons have been effected by the U.S. Affiliate in accordance with all applicable U.S. federal and state broker-dealer requirements and all applicable laws governing the registration and conduct of broker-dealers;

(b) neither we nor our representatives have (i) utilized any form of General Solicitation or General Advertising, in connection with the offer and sale of the Common Shares to, or for the account or benefit of, persons in the United States or U.S. Persons or (ii) offered to sell any of the Common Shares in any manner involving a public offering within the meaning of Section 4(a)(2) of the U.S. Securities Act;

(c) immediately prior to transmitting the Subscription Agreement to offerees, we had a pre-existing relationship with and reasonable grounds to believe and did believe that each offeree was a Qualified Institutional Buyer or U.S. Accredited Investor, as applicable, acquiring the Common Shares for its own account or for the account of one or more Qualified Institutional Buyers or U.S. Accredited Investors, as applicable, with respect to which such offeree exercises sole investment discretion and, on the date hereof, we continue to believe that each purchaser of the Common Shares is a Qualified Institutional Buyer or U.S. Accredited Investor, as applicable;

(d) prior to any sale of the Common Shares to, or for the account or benefit of, a person in the United States or a U.S. Person, we caused each offeree who is a Qualified Institutional Buyer or U.S. Accredited Investor, as applicable, to execute and deliver to us a Certification of U.S. Accredited Investor in the form appended to the Subscription Agreement as Schedule "D" or a Certification of Qualified Institutional Buyer in the form appended to the Subscription Agreement as Schedule "D", as applicable;

(e) all offerees have been informed that the Common Shares have not been and will not be registered under the U.S. Securities Act and are being offered and sold to such purchasers without registration in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Rule 506(b) of Regulation D under the U.S. Securities Act and similar exemptions under applicable state securities laws;

(f) neither we nor any of our affiliates have taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act with respect to the offer or sale of the Common Shares;

(g) none of (i) the undersigned, (ii) the undersigned's general partners or managing members, (iii) any of the undersigned's directors, executive officers or other officers participating in the offering of the Regulation D Offered Securities, (iv) any of the undersigned's general partners' or managing members' directors, executive officers or other officers participating in the offering of the Regulation D Offered Securities or (v) any other person associated with any of the above persons (including without limitation, any Selling Dealer Group member and any such person related to any Selling Dealer Group member) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with sale of any Regulation D Offered Securities (each, a "Dealer Covered Person"), is subject to disqualification under Rule 506(d) of Regulation D except for a Disqualification Event (A) covered by Rule 506(d)(2) of Regulation D and (B) a description of which has been furnished in writing to the Corporation prior to the date hereof;

(h) we are not aware of any person (other than any Dealer Covered Person) that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any Regulation D Offered Securities; and

(i) the offering of the Common Shares in the United States and to U.S. Persons has been conducted by us in accordance with the Agency Agreement, including Schedule "C" thereto.

Terms used in this certificate have the meanings given to them in the Agency Agreement (including Schedule "A" thereto), unless otherwise defined herein.

Dated this _________ day of _________, 20___.

{NAME OF AGENT}		{NAME OF U.S. AFFILIATE}

By:		By:
	Name:		Name:
	Title:		Title:

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